

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 6, 2007

Yermek Kudabayev
Chief Financial Officer
Bekem Metals, Inc.
170 Tchaikovsky Street, 4th Floor
Almaty, Kazakhstan 050000

> **Re:** **Bekem Metals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**
> **Filed August 14, 2007**
> **File No. 0-50218**

Dear Mr. Kudabayev:

We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 22

Results of Operations, page 23

1. Given the significance of and fluctuation in 'Other income (expense)' as presented within the subtotal 'Net Other Expense' on the face of the statement of operations, expand your discussion to explain what is included within this line item, and what factors led to the significant fluctuation from period to period.

Revenue, page 23

2.   You explain that for the 12 months ended December 31, 2006 you earned revenue primarily from the sale of brown coal and by providing "various services with existing machinery and equipment." Please expand your disclosure to explain what types of activities you are referring to regarding "various services with existing machinery and equipment."

Also, given the definition of revenue within paragraphs 78-79 of CON 6, please explain to us why you believe it is appropriate to identify inflows received from these activities as revenue.

Critical Accounting Policies, page 30

3.   We note that your presentation under this heading is similar to your disclosure under Note 1. Please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-72) for information regarding the disclosures surrounding accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment involved. Please note that the Commission's guidance encourages companies to consider enhanced discussion and analysis of these critical accounting estimates and assumptions that:

- supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements; and

- provides greater insight into the quality and variability of information regarding financial condition and operating performance.

Please review your discussion taking such guidance into consideration and revise your disclosure accordingly.

Controls and Procedures, page 33

4.   You disclose your officers concluded that your "…disclosure controls and procedures are effective to ensure that information required to be disclosed by it in this report is accumulated and communicated to management, including the Certifying Officers as appropriate, to allow timely decisions regarding required disclosure." Item 307 of Regulation S-B requires you to disclose your officers' conclusions regarding the effectiveness of your disclosure controls and procedures, as that term is defined in Rule 13a-15(e) of the Exchange Act. The

> definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes controls that are "…designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Your officers' conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officers' conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act. This comment also applies to your Form 10-Q for the Quarterly Period Ended June 30, 2007.

Consolidated Statements of Operations, page F-4

5.   We note your presentation of 'Grant Compensation Expense' within the subtotal of 'Net Other Expense.' Please tell us why you believe it is appropriate to present such costs within other activities, as opposed to within 'Operating Expenses.'

Note 1 Basis of Presentation, Nature of Business, and Significant Accounting Policies, page F-7

Basis of Presentation, page F-7

6.   Please provide us a diagram that clearly shows the ownership and formation of Bekem Metals, Inc. Such diagram should be supplemented with clear verbal discussion of the transactions that occurred resulting in formation and current structure of Bekem Metals, Inc. Within such discussion, include significant details regarding the ownership of entities involved in the transactions, and the method of accounting applied to each transaction.

Nature of Business, page F-8

7.   We note your disclosure that as of December 31, 2006 you have no proved mineral reserves. We further note that you are identifying your activities within the Kempirsai deposit as being in the production stage. For entities involved in mining operations, Industry Guide 7 has specific definitions identifying entities within the exploration, development or production stage. Based on those definitions, it does not appear your activities at the Kempirsai deposit meet the definition of a deposit within the development or production stage. As such, please revise your disclosure to no longer refer to your activities within the Kempirsai deposit as being in the production stage, or tell us why you believe identification as such is appropriate. As part of your response, also consider the definition of production phase of a mine provided in EITF 04-6.

8.   You state that you "… have no proved mineral reserves…" and are devoting "…
        a substantial amount of effort in raising capital … and exploring the Gornostai
        deposit under its exploration contract."   Given the guidelines for identifying a
        development stage enterprise in paragraphs 8 and 9 of SFAS 7, please tell us why
        you believe you are not a development stage company. As the term development
        stage has specific meaning for entities involved in mining operations, please
        review the guidance in Industry Guide 7 to determine whether it is more
        appropriate to identify yourself as development or exploration stage entity. Under
        either stage, the guidance in SFAS 7 is still applicable.

Significant Accounting Policies, page F-9

Recent Accounting Pronouncements, page F-12

9.   You explain that SAB 108 was effective for fiscal years ending after November
        15, 2006, and that you do not expect the adoption to have a material effect on
        your financial statements. As SAB 108 was effective for your fiscal year ended
        December 31, 2006, update your discussion to address the impact the adoption of
        SAB 108 had on your financial statements.

Note 2 Acquisitions and Disposal, page F-12

Acquisition of Kyzyl Kain Mamyt, LLC, page F-13

10.   You explain that in June 2005 Kazakh Metals acquired KKM in a purchase
        business combination with a purchase price of $100,000. You further explain that
        you estimated a fair value of $40,000,000 for the mineral interests, and obtained
        an independent appraisal of the buildings and equipment of $17,693,795 on the
        date of acquisition. Please expand your disclosure to explain why you were able
        to acquire KKM at a price significantly below the fair value of the long term
        assets acquired.

11.   We also note your statement that "…the allocation of the purchase price is subject
        to refinement." Please note that SFAS 141 defines the allocation period for a
        purchase price allocation, and explains that such period should generally not
        exceed one year from the consummation of a business combination. Please tell us
        what, if any, adjustments you made to the purchase price after one year from the
        consummation of the business combination.

        We also note similar disclosure on page F-15 within your discussion of the
        Kaznickel LLP acquisition. As part of your response, please also address any
        adjustments made to the Kaznickel LLP purchase price after one year from the
        consummation of that business combination.

Note 3 Cash, page F-16

12.   We note from the table presented that the majority of your cash balance at December 31, 2006 relates to bank deposits. You explain that restrictions on the use of these deposits vary with a maximum term of 15 months. It is not clear from your disclosure if your bank deposits and other items presented within cash have maturities greater than three months, and thus should not be identified as cash or cash equivalents in accordance with paragraph eight of SFAS 95. Please revise your disclosure to clearly communicate your accounting policy for cash and cash equivalents, and if necessary, reclassify amounts with maturities greater than three months as something other than cash or cash equivalents.

13.   We also note per your disclosure that your bank deposits have varying restrictions on the use of the deposits, and you currently have identified and separately presented $100,000 that is restricted from use for over 15 months. It is not clear from the disclosure if the $100,000 is the only amount that is restricted from use, or if this is the only amount that is restricted for greater than 15 months. Please revise your accounting policy to clearly explain the restrictions on the use of your bank deposits, and if necessary, revise your financial statements and related disclosures to comply with Rule 5-02 of Regulation S-X and the guidance in FRR 203.02.

Note 4 Property, Plant and Mineral Interests, page F-16

14.   We note you capitalized $2,000,000 related to the construction of the pilot plant at your Kempirsai deposit. You explain on page 11 that you constructed the pilot plant "to test our hydrochlorination process…with a view to employing the technology in commercial production in the future." These costs appear to meet the definition of research and development as defined in paragraphs 8-10 of SFAS 2, and should be expensed as incurred in accordance with paragraph 12 of SFAS 2. As such, please revise your financial statements and related disclosures to expense such costs, or tell us why you believe capitalization of such costs is appropriate.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Notes to Condensed Consolidated Financial Statements, page 6

Note 5 Other Assets, page 11

15.   You explain that the majority of the amount classified as other assets consist of deferred stripping costs for the Mamyt brown coal deposit and the Kempirsai nickel ore deposit. As noted in comments above, the lack of proved or probable reserves for such deposits, and the insignificant amount of coal and ore removed from these deposits does not result in the identification and classification of these deposits as being in the development or production stage. As such, any costs incurred while in the exploration stage should be expensed as incurred. Please revise your financial statements and related disclosures appropriately, or tell us why you believe continued capitalization of such costs is appropriate.

<u>Controls and Procedures, page 28</u>

<u>Changes in Internal Control over Financial Reporting, page 28</u>

16.   Please revise your disclosure regarding changes in internal control over financial reporting to remove the language "except as otherwise noted above," to affirmatively state any changes made to internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect your internal controls over financial reporting.

<u>Engineering Comments</u>

<u>Form 10-KSB for the Fiscal Year Ended December 31, 2006</u>

<u>General</u>

17.   We note that your website and some press releases refer to or use terms for resources and/or reserves which are not in conformance with the definitions found in Industry Guide 7. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K, File No. 000-50218, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

18.   Please insert a small-scale map showing the location and access to each of your properties, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We also believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Characteristics of our nickel and cobalt deposits, page 8

19.   It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and cost budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

20.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Mining Conditions, page 9

21.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

22.   In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7, applicable under the instructions to Item 4 of Form 20-F.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief